Exhibit 99.1

NLS Pharmaceutics Announces $1.75 Million Registered Direct Offering

ZURICH, SWITZERLAND / ACCESSWIRE / March 20, 2024 / NLS Pharmaceutics Ltd. (Nasdaq:NLSP)(Nasdaq:NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it has entered into a definitive agreement for the issuance and sale of an aggregate of 7,000,000 of its common shares (or common share equivalents in lieu thereof) at a purchase price of $0.25 per share (or per common share equivalent in lieu thereof) in a registered direct offering. NLS has also agreed to issue in a private placement unregistered warrants to purchase up to an aggregate of 3,500,000 common shares at an exercise price of $0.25 per share. The warrants will become immediately exercisable upon issuance and will expire five years from the date of issuance. The closing of the offering is expected to occur on or about March 22, 2024, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be $1.75 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering for working capital and general corporate purposes.

The common shares (or common share equivalents) offered in the registered direct offering (but excluding the unregistered warrants and the common shares underlying such unregistered warrants) described above are being offered and sold by the Company pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-262489), including a base prospectus, previously filed with the Securities and Exchange Commission (“SEC”) on February 3, 2022, and declared effective by the SEC on February 11, 2022. The common shares (or common share equivalents) to be issued in the registered direct offering are being offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying base prospectus relating to, and describing the terms of, the registered direct offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus relating to the registered direct offering, when available, may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The warrants described above will be issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the common shares underlying such warrants, will not be registered under the Securities Act, or applicable state securities laws. Accordingly, the warrants and underlying common shares, upon issuance, may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: market and other conditions; NLS’ ability to regain and maintain compliance with Nasdaq’s continued listing requirements; changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)

NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com